Bioral Nutrient Delivery, LLC
                         5310 Cypress Center Drive, #101
                                 Tampa, FL 33609

                                November 18, 2003


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Bioral Nutrient Delivery, LLC
         Request to Withdrawal Registration Statement on Form SB-1 SEC File Number 333-103431

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Bioral Nutrient Delivery, LLC (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-1 (File No. 333-103431) originally filed with the Commission on February 25, 2003, together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Company's parent, BioDelivery Sciences International, Inc. ("BDSI") does not intend to conduct the distribution of securities contemplated in the Registration Statement. The Company requests that the Commission consent to this application on the grounds that the Company has reevaluated its strategy in connection with the distribution and thus withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein; provided, however, that BDSI will be seeking to distribute certain of the Company's securities one a one-time, pro rata basis to it stockholders and is contemporaneously with this request filing a Registration Statement on Form 10-SB, which includes an Information Statement describing such contemplated distribution.

         The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company at 813-288-8757, Attention: James A. McNulty, and to the Company's counsel, Douglas S. Ellenoff, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-7889. If you have any questions regarding this application for withdrawal, please contact Mr. Ellenoff at (212) 370-1300.


                                       Sincerely,

                                       /s/ Francis E. O'Donnell, Jr.

                                       Francis E. O'Donnell, Jr., M.D.
                                       President and Chief Executive Officer
                                       Bioral Nutrient Delivery, LLC